SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                        The United Illuminating Company
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                               (Name of Issuer)

                          Common Stock, no par value
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                        (Title of Class of Securities)

                                    910637
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                                (CUSIP Number)

                                 Terry Kasuga
                               Chase Enterprises
            One Commercial Plaza, Hartford, Connecticut 06103-3585
                                 (860) 549-1674
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 24, 1997
   -------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box /   /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                    (Continued on the following pages)

                            (Page 1 of 9 Pages)

                                                             Page 2 of 9 Pages
CUSIP No.  901637
  1        NAME OF REPORTING PERSONS
           IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Rhoda L. Chase

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /  /
                                                                  (b) /X /
  3        SEC USE ONLY

  4        SOURCE OF FUNDS*

           PF

  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e)                                          /  /

  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.

                  7    SOLE VOTING POWER
  NUMBER OF            350,000 shares, of which 100,000 are temporarily on loan
   SHARES              to David T. Chase
 BENEFICIALLY
OWNED BY EACH     8    SHARED VOTING POWER
  REPORTING            0 shares
   PERSON
    WITH          9    SOLE DISPOSITIVE POWER
                       100,000 shares, which are temporarily on loan to David T.
                       Chase

                 10    SHARED DISPOSITIVE POWER
                       250,000 shares

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,000 shares, of which 100,000 are temporarily on loan to David T. Chase

 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          /X/

 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           2.5% (see Row 11, above)

 14        TYPE OF REPORTING PERSON*
           IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

           AMENDMENT NO. 2 TO STATEMENT ON SCHEDULE 13D

     The reporting person hereby amends in part her Statement on Schedule 13D dated September 26, 1997, as previously amended by Amendment No. 1 thereto dated December 8, 1997 (the "Prior Schedule 13D"), with respect to the common stock, no par value (the "Common Stock"), of The United Illuminating Company ("UI"). This amendment amends only those portions of the information previously reported that have changed since the prior filing.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On December 24, 1997, the reporting person loaned 100,000 shares of Common Stock to David T. Chase pursuant to a loan agreement (the "Loan Agreement") dated December 24, 1997, between the reporting person and David
T. Chase. The terms of the Loan Agreement are more fully described in Item 6 hereof.

          The reporting person purchased an aggregate of 50,000 shares of Common Stock in open market transactions from January 7, 1998 through January 22, 1998. The reporting person holds such shares of Common Stock in the brokerage account to which the Trading Authorization described in the Prior Schedule 13D relates. All such transactions are set forth on
Schedule I hereto, which is incorporated herein by reference. The aggregate consideration (including commissions) for all such purchases was $2,164,439. The funds to purchase such shares of Common Stock were personal funds of the reporting person.

Item 4.   PURPOSE OF TRANSACTION.

          The reporting person is holding the 350,000 shares of Common Stock she owns of record for investment purposes. Based on the reporting person's ongoing evaluation of the business, prospects and financial condition of UI, the market for and price of the Common Stock, other opportunities available to the reporting person, offers for her shares of Common Stock, general economic conditions and other future developments, the reporting person reserves the right to change her plans and intentions at any time, as she deems appropriate. In particular, the reporting person may decide to sell or seek the sale of all or part of her present or future beneficial holdings of Common Stock, or may decide to acquire additional Common Stock, or securities convertible into or exchangeable for Common Stock, either in the open market, in private transactions, or by any other permissible means. The reporting person may also decide to enter into derivative transactions relating to the Common Stock. Any such transactions may be effected at any time and from time to time.

          Other than the above, as of the date hereof, the reporting person does not have any plans or proposals that relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of UI, or the disposition of securities of UI;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving UI or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of UI or any of its subsidiaries;

     (d) Any change in the present board of directors or management of UI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of UI;

     (f) Any other material change in UI's business or corporate structure;

     (g) Changes in UI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of UI by any person;

     (h) Causing a class of securities of UI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of UI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

     (j)  Any action similar to any of those enumerated above.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, the reporting person beneficially owns 350,000 shares of Common Stock, representing approximately 2.5% of the 14,101,291 shares of Common Stock reported to be outstanding as of September 30, 1997 (as reported in UI's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997), except to the extent that the reporting person is deemed to have temporarily transferred beneficial ownership of 100,000 shares of Common Stock to her husband, David T. Chase, pursuant to the Loan Agreement.

     This schedule does not relate to, and, in accordance with Rule 13d-4 under the Exchange Act, the reporting person expressly declares that the filing of this statement shall not be construed as an admission that she is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of, any of the (i) 79,000 shares of Common Stock, or 0.6% of the shares of Common Stock reported to be outstanding as of September 30, 1997, owned by Cheryl
A. Chase, the daughter of the reporting person, (ii) 225,000 shares of Common Stock, or 1.6% of the Common Stock reported to be outstanding as of September 30, 1997, owned by Arnold L. Chase, the son of the reporting person, (iii) 146,000 shares of Common Stock, or 1.0% of the shares of Common Stock reported to be outstanding as of September 30, 1997, owned by The Darland Trust, a trust of which Cheryl A. Chase and her children are the beneficiaries, or (iv) 200,000 shares of Common Stock, or 1.4% of the Common Stock reported to be outstanding as of September 30, 1997, owned by American Ranger, Inc. ("American Ranger"), a company which is owned and controlled by the Chase family, as described below. David T. Chase (the husband of the reporting person and the father of Cheryl A. Chase and Arnold L. Chase) may be deemed to be a beneficial owner of the shares of Common Stock referred to in clauses (i), (ii) and (iii) of the immediately preceding sentence.

     American Ranger is a wholly-owned subsidiary of D.T. Chase Enterprises, Inc. ("DTCE"), a holding company for various Chase family interests. David T. Chase, Arnold L. Chase and Cheryl A. Chase are the directors and executive officers of American Ranger and the directors and three of the executive officers of DTCE. All of the outstanding stock of DTCE is owned by David T. Chase (33.95%), the reporting person (2.21%), Arnold L. Chase (9.34%), Cheryl A. Chase (14.74%), five trusts for the benefit of Arnold L. Chase's children and two trusts for the benefit of Arnold L. Chase, his spouse and/or his children, of which Stanley N. Bergman and Arnold L. Chase are co-trustees (20.15% in the aggregate), and five trusts for the benefit of Cheryl A. Chase's children and two trusts for the benefit of Cheryl A. Chase and/or her children, of which Stanley N. Bergman and Cheryl A. Chase are co-trustees (19.61% in the aggregate).

     (b) The reporting person has the sole power to vote or to direct the vote of the 350,000 shares of Common Stock owned by her, except to the extent that the reporting person has temporarily transferred to David T. Chase the sole power to vote or to direct the vote of the 100,000 shares of Common Stock on loan to David T. Chase during the term of the Loan Agreement, as described in greater detail in Item 6 hereof. The reporting person shares the power to dispose or to direct the disposition of 250,000 of the shares of Common Stock owned by her with David T. Chase. The reporting person has the sole power to dispose or direct the disposition of 100,000 of the shares of Common Stock owned by her, except to the extent that the reporting person has temporarily transferred to David T. Chase the sole power to dispose or direct the disposition of such 100,000 shares of Common Stock during the term of the Loan Agreement, as described in greater detail in Item 6 hereof.

     David T. Chase's principal occupation is Chairman of the Board of Directors and President of DTCE. David T. Chase's business address and the principal business address of DTCE is: D.T. Chase Enterprises, Inc., One Commercial Plaza, Hartford, Connecticut 06103. During the past five years, David T. Chase has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, David T. Chase has not been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. David T. Chase is a citizen of the United States of America.

     (c) All transactions in the Common Stock effected by or on behalf of the reporting person during the past 60 days, other than the transaction described in Item 3 hereof, are set forth on Schedule I hereto, which is incorporated herein by reference. All such transactions were open market purchases of Common Stock.

     (d) Each of David T. Chase and the reporting person has the power to direct the dividends from, and the proceeds from the sale of, 250,000 of the shares of Common Stock owned by the reporting person. As described in greater detail in Item 6 hereof, David T. Chase may be deemed to have the right, during the term of the Loan Agreement, to receive or to direct the receipt of dividends from, or the proceeds from the sale of, 100,000 of the shares of Common Stock loaned by the reporting person to David T. Chase.
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the reporting person.

     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The reporting person has loaned David T. Chase 100,000 shares of Common Stock (the "Borrowed Securities") pursuant to the Loan Agreement. Under the terms of the Loan Agreement, David T. Chase has full use of the Borrowed Securities, including the right to sell, pledge or otherwise transfer or encumber the Borrowed Securities, until termination of the Loan Agreement. In exchange for the reporting person's lending the Borrowed Securities to David T. Chase, David T. Chase is to pay the reporting person quarterly a service fee of six percent (6%) per annum of the average monthly market value of the Borrowed Securities prorated over the number of days the Loan Agreement is in effect. In addition, David T. Chase is to pay to the reporting person any cash dividends or distributions declared on the Borrowed Securities during the term of the Loan Agreement. Upon the termination of the Loan Agreement, David T. Chase is to deliver to the reporting person securities that are identical in kind and amount to the Borrowed Securities loaned under the Loan Agreement and including all dividends and distributions in the form of stocks, rights, warrants or other securities which UI makes during the term of the Loan Agreement. The Loan Agreement is to terminate December 31, 2001 unless terminated sooner by one of the parties pursuant to the terms of the Loan Agreement.

     The foregoing description of the Loan Agreement is subject to, and is qualified in its entirety by reference to, the Loan Agreement, which is filed as an exhibit to this Statement on Schedule 13D.

     Except as described in this Statement on Schedule 13D, the reporting person knows of no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 or between such persons and any other person with respect to any securities of UI, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     The reporting person has not agreed to act together with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) adopted thereunder.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          (1)  Loan Agreement

                             SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:    February 10, 1998
                                         /s/ Rhoda L. Chase
                                         Rhoda L. Chase

                            SCHEDULE I

          Transactions in The United Illuminating Company
                  Common Stock by Rhoda L. Chase

          Date                   Action             Price                Shares
        01/07/98                   Buy              43.543              9,500.00
        01/08/98                   Buy              43.000              1,000.00
        01/09/98                   Buy              43.392             14,500.00
        01/12/98                   Buy              42.669              6,000.00
        01/15/98                   Buy              42.982              6,000.00
        01/16/98                   Buy              43.813                500.00
        01/20/98                   Buy              43.232              3,500.00
        01/21/98                   Buy              43.228              7,000.00
        01/22/98                   Buy              43.188              2,000.00
                                                 TOTAL                 50,000.00